                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*

                         DREYER'S GRAND ICE CREAM, INC.
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    26187810
                                 (CUSIP Number)

     James H. Ball, Esq.                     with a copy to:
     Senior Vice President, Secretary        Mary Ellen Kanoff, Esq.
       and General Counsel                   Latham & Watkins
     Nestle Holdings, Inc.                   633 West Fifth Street
     c/o Nestle USA, Inc.                    Suite 4000
     800 North Brand Boulevard               Los Angeles, California  90071
     Glendale, California  91203             (213) 485-1234
     (818) 549-7050

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 1994
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 26187810                                            Page 2 of 10 Pages

- -------------------------------------------------------------------------------
1    NAME OF PERSON
      NESTLE HOLDINGS, INC.

- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*             (a)  / /
                                                                 (b)  / /
- -------------------------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
      WC
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  / /
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
- -------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                               5,000,000
NUMBER OF                ------------------------------------------------------
SHARES                   8    SHARED VOTING POWER
BENEFICALLY                    0
OWNED BY EACH            ------------------------------------------------------
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON WITH                    5,000,000
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                               0
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
      5,000,000
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    / /
     EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.3%
- -------------------------------------------------------------------------------
14   TYPE OF PERSON REPORTING*
      CO
- -------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D


CUSIP No. 26187810                                            Page 3 of 10 Pages

- -------------------------------------------------------------------------------
1    NAME OF PERSON
      NESTLE S.A.

- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*             (a)  / /
                                                                 (b)  / /
- -------------------------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
      AF
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  / /
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
      SWITZERLAND
- -------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                               5,000,000
NUMBER OF                ------------------------------------------------------
SHARES                   8    SHARED VOTING POWER
BENEFICALLY                    0
OWNED BY EACH            ------------------------------------------------------
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON WITH                    5,000,000
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                               0
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
      5,000,000
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    / /
     EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.3%
- -------------------------------------------------------------------------------
14   TYPE OF PERSON REPORTING*
      CO
- -------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the shares of Common Stock, $1.00 par value per share (the "Shares"), of Dreyer's Grand Ice Cream, Inc., a Delaware corporation (the "Issuer"). T. Gary Rogers and William F. Cronk, III are the principal executive officers of the Issuer and their offices are located at 5929 College Avenue, Oakland, California 94618.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed jointly by Nestle Holdings, Inc., a Delaware corporation ("Holdings") and Nestle S.A., a corporation organized under the laws of Switzerland ("Nestle" and, together with Holdings, the "Reporting Persons"). Holdings is a wholly-owned subsidiary of Nestle.

          Holdings is principally engaged in the business of holding United States operating subsidiaries which produce and distribute food and beverage products. The address of its principal business and principal office is Five High Ridge Park, Stamford, Connecticut 06905. Nestle is a holding company which holds interests in worldwide operating companies which: manufacture and sell food and beverage products throughout the world; engage in research and development activities; manufacture and sell cosmetic products; and develop, manufacture and sell pharmaceutical products. The address of its principal business and principal office is Avenue Nestle 55, CH-1800 Vevey, Switzerland.

          For information with respect to the identity and background of (i) each executive officer and director of Holdings and (ii) each executive officer and director of Nestle, see Schedule I attached hereto.

          During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of the $106,000,000 to be used for Holdings' purchase (as described in Item 5, below) of the Shares and warrants to purchase Shares (the Series A Warrants exercisable for 1,000,000 Shares and the Series B Warrants exercisable for an additional 1,000,000 Shares, collectively referred to herein as the "Warrants") will be the working capital of Holdings. If and when Holdings chooses to exercise the Warrants, it is presently expected that the $64,000,000 required to be paid by Holdings for the Shares issuable upon the exercise of such Warrants (the "Warrant Shares") will be obtained from the working capital of Holdings. Should the circumstances set forth in the Purchase Agreement (as defined in Item 5, below) occur which would require Holdings to pay up to an additional $10,000,000 with respect to the Shares and Warrants Shares purchased by it, it is presently expected that such funds will be obtained from the working capital of Holdings.

ITEM 4.   PURPOSE OF TRANSACTION.

          Holdings is acquiring the 3,000,000 Shares and the Warrants (and may be acquiring up to 2,000,000 Warrant Shares and additional Shares if Holdings' rights of first refusal under the Right of First Refusal Agreements (as defined in Item 6, below) are exercised) for investment purposes. A significant aspect of Holdings' investment analysis with respect to its acquisition of such



                               Page 4 of 10 Pages
securities related to the concurrent distribution relationship to be established between an affiliate of Holdings and the Issuer pursuant to the Distributor Agreement to be entered into by such affiliate, Nestle Ice Cream Company ("NICC"), and the Issuer, as a condition to closing under the Purchase Agreement (the "Closing"), under which the Issuer will distribute NICC's ice-cream novelty products in key domestic markets.

          Holdings has entered into a Stock and Warrant Purchase Agreement dated as of May 6, 1994 with the Issuer (the "Purchase Agreement"), pursuant to which Holdings is subject to a number of so-called "standstill" restrictions, including limitations on the number of the Shares which Holdings can beneficially own, such ownership limitations ranging from 25% to less than 35% of the Shares on a Fully Diluted (as defined in the Purchase Agreement) basis depending upon the circumstances and certain conditions described in the Purchase Agreement and Right of First Refusal Agreements (the "Standstill Restrictions"). Holdings is also subject to various restrictions on its ability to sell the Shares (the "Transfer Restrictions").

          Holdings presently intends generally to maintain the percentage beneficial ownership of the Shares permitted under the Standstill Restrictions. However, subject to the Standstill Restrictions and depending on general market and economic conditions affecting the Issuer and Holdings' view of the prospects for the Issuer and other relevant factors, Holdings may purchase additional Shares or dispose of some or all of its Shares from time to time in open market transactions, private transactions or otherwise. See Item 6, below, for additional information with respect to the Standstill Restrictions. Also See
Item 6, below, for discussion of Holdings' (i) preemptive rights and (ii) rights of first refusal with respect to certain Shares.

          In connection with Holdings' internal processes and deliberations relative to the Purchase Agreement and its initial discussions with the Issuer, Holdings considered the desirability of acquiring control of the Issuer at some point in the future, although Holdings has no intention to seek control of the Issuer at the present time or in the near future. Holdings has made no decision concerning acquiring control of the Issuer beyond such point in the future and any such decision will depend upon circumstances existing at the time.

          The Purchase Agreement provides that so long as Holdings beneficially owns 10% or more of the Shares on a Fully Diluted basis, Holdings will be entitled to nominate to the Issuer's Board of Directors that number of nominees which bears the same proportion to the total number of the Issuer's directors as the number of Shares owned by Holdings bears to the total number of Shares of the Issuer then outstanding. Holdings is entitled to a minimum representation on the Issuer's Board of Directors of two directors. Holdings has not yet determined the identity of its two nominees to the Issuer's Board of Directors.

          Each of Holdings and the Issuer have a filed Notification and Report Form for Certain Mergers and Acquisitions with the Federal Trade Commission and the Department of Justice pursuant to Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") with respect to the Shares to be acquired by Holdings under the Purchase Agreement, Warrant Agreement (as defined in Item 6, below) and Right of First Refusal Agreements. The expiration of the applicable waiting period with respect to such filing or the early termination of such period is a condition to Closing.

          Except as set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, has any present plans or proposals with respect to any material change in the Issuer's business or corporate structure or any other action referred to in clauses (a) through (j) of Item 4 of Schedule 13D.




                               Page 5 of 10 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          At the close of business on May 6, 1994, Holdings had the right to acquire beneficial ownership of 5,000,000 Shares (which includes the 2,000,000 Warrant Shares issuable if and when the Warrants are exercised) upon the Closing, which Closing will not occur until the satisfaction of certain customary closing conditions, including the expiration or early termination of the applicable waiting period under the HSR Act. The 5,000,000 Shares constitute approximately 25.3% of the total number of Shares outstanding as of May 2, 1994, after giving effect to the 3,000,000 Shares to be issued to Holdings under the Purchase Agreement and assuming that the 2,000,000 Warrant Shares have been issued (based upon the representations and warranties provided by the Issuer to Holdings pursuant to the Purchase Agreement). Nestle may be deemed to beneficially own the 5,000,000 Shares held or beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle. Except as set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, beneficially owns any Shares.

          Holdings has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 5,000,000 Shares beneficially owned by it. Nestle may be deemed to have the sole power to vote or direct the vote, and to dispose or direct the disposition of, the 5,000,000 Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle. Except as set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, has the power to vote or to direct the vote, or to dispose or to direct the disposition of, the 5,000,000 Shares beneficially owned by Holdings.

           Pursuant to the terms of the Purchase Agreement Holdings has agreed to purchase at Closing, at an aggregate price of $96,000,000 ($32.00 per Share), 3,000,000 newly issued Shares and to purchase at Closing, at an aggregate price of $10,000,000 ($4.00 per Series A Warrant and $6.00 per Series B Warrant), Warrants exercisable for 2,000,000 Warrant Shares to be newly issued upon such exercise. If within five years from the Closing Date, the average



                               Page 6 of 10 Pages
of the quoted prices of the outstanding Shares for 130 consecutive trading days equals or exceeds $60.00 per Share (subject to equitable adjustments), then Holdings has agreed to pay an additional $2.00 for each of the 3,000,000 Shares (and to the extent purchased, the 2,000,000 Warrant Shares) purchased by it under the Purchase Agreement and Warrant Agreement.

          Except as set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, has engaged in any transaction during the past 60 days in any securities of the Issuer.

          Holdings has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by it. Nestle may be deemed to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle. Except as set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Holdings.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As described in Item 5, the Purchase Agreement sets forth Holdings' agreement to purchase 3,000,000 Shares and the Warrants.

          The Purchase Agreement also contains the Standstill Restrictions referred to in Item 4. Pursuant to such restrictions, Holdings has agreed, among other things and except in certain circumstances, (i) not to purchase any Shares if the effect of such purchase would be to increase its beneficial ownership of Shares to more than 25% of the outstanding Shares on a Fully Diluted basis, (ii) not to engage in the solicitation of proxies and (iii) not to make any acquisition proposals.

          The Standstill Restrictions terminate on the earlier of the tenth anniversary of the Closing Date or one year after Holdings beneficially owns less than 1% of the Issuer's outstanding Shares on a Fully Diluted basis. Such restrictions are also subject to earlier termination if, among other things, the Issuer pursues an extraordinary transaction or a third party acquires, in certain circumstances, beneficial ownership of 20% or more of the then outstanding Shares. After termination of the Standstill Restrictions, Holdings has agreed not to acquire beneficial ownership of 35% or more of the outstanding Shares on a Fully Diluted basis except pursuant to an offer for all of the outstanding Shares at the same price per share.

          The Purchase Agreement also contains the Transfer Restrictions referred to in Item 4. Pursuant to such restrictions, Holdings has agreed not to transfer any Shares for three years without the Issuer's consent, except in certain circumstances. Such transfer restrictions are subject to earlier termination: (i) upon the death, resignation or removal of T. Gary Rogers, Chairman and Chief Executive Officer of the Issuer, and William F. Cronk,
III, President of the Issuer, (ii) upon the sale of 50% or more of the Shares beneficially owned as of May 6, 1994 by either (A) T. Gary Rogers and William F. Cronk, III or (B) T. Gary Rogers, (in both cases, excluding the Shares owned by the Rogers and the Cronks (both as defined below) which are purchased by Holdings pursuant to the Right of First Refusal Agreements), (iii) if the Issuer commits certain breaches leading to termination of the Distributor Agreement or
(iv) under certain other circumstances.

          Under the Purchase Agreement, Holdings has been granted certain preemptive rights pursuant to which, in the event of a sale by the Issuer of Shares or certain other securities, Holdings may purchase from the Issuer the amount of such Shares or securities required in order for Holdings to maintain the same percentage of beneficial ownership of the Issuer before and after such sale.



                               Page 7 of 10 Pages

Holdings has also been granted the right to nominate directors to the Issuer's Board of Directors. See Item 4, above, for discussion of such right.

          Pursuant to the Purchase Agreement, Holdings will enter into a warrant agreement with the Issuer (the "WARRANT AGREEMENT"). Pursuant to the Warrant Agreement, the Warrants to be purchased by Holdings will be exercisable at a price of $32.00 per Warrant Share, subject to certain anti-dilution adjustments. Further, subject to certain conditions and anti-dilution adjustments, the Issuer will have the right to cause Holdings to exercise the Warrants (i) at $24.00 per Share at any time during the three year period following the Closing Date and (ii) at $32.00 per Share at any time prior to the expiration of the relevant Warrants if the average of the quoted prices of the outstanding Shares for 130 consecutive trading days equals or exceeds $60 per Share (subject to equitable adjustment). Pursuant to the Purchase Agreement, if within five years from the Closing Date the average of the quoted prices of the outstanding Shares for 130 consecutive trading days equals or exceeds $60.00 per Share (subject to equitable adjustment), then Holdings has agreed to pay an additional $2.00 for each Share purchased by it under the Purchase
Agreement and Warrant Agreement. The Series A Warrants exercisable for one million Warrant Shares will expire three years after the Closing Date and the Series B Warrants exercisable for an additional one million Warrant Shares will expire five years after the Closing Date.

          It is a condition to Closing that Holdings will have entered into right of first refusal agreements with each of T. Gary Rogers and his affiliates (the "Rogers") and William F. Cronk, III and his affiliates (the "Cronks") (the "Right of First Refusal Agreements"). Under such agreements, Holdings will have rights of first refusal with respect to any Shares beneficially owned by the parties thereto as of the execution date of such agreements and thereafter. As of May 6, 1994, the Rogers and the Cronks beneficially owned 1,763,730 and 1,073,901 Shares, respectively, that will be subject to such rights of first refusal. Pursuant to the Purchase Agreement, Holdings' exercise of its rights of first refusal is an exception to the 25% beneficial ownership standstill limitation, but is subject to Holdings not beneficially owning 35% or more of the Issuer's shares on a Fully Diluted basis after giving effect to the purchase of Shares pursuant to the exercise of such rights. Holdings, however, has the unrestricted right to sell Shares in order to permit the full exercise of its rights of first refusal.

          It is also a condition to Closing that Holdings will have entered into a registration rights agreement with the Issuer (the "Registration Rights Agreement"). Pursuant to such agreement, Holdings will have certain registration rights with respect to the Shares purchased by it under the terms of the Purchase Agreement, Warrant Agreement and Right of First Refusal Agreements. Another condition to Closing is that the Issuer will have entered into an agreement amending its registration rights agreement with certain affiliates of General Electric Company relating to certain registration rights granted to those affiliates with respect to the Shares (the "GE Amendment"). This amendment will provide for consistent treatment of Holdings, on the one hand, and the affiliates of General Electric Company, on the other hand, with respect to "demand" and "piggyback" registrations of certain Shares beneficially owned by each of them.

          It is also a condition of Closing that Holdings shall have entered into agreements with each of the Rogers and Bank of America National Trust and Savings Association ("BOA") and the Cronks and BOA (the "Bank Consents"). Pursuant to such agreements, BOA will conditionally consent to the grant by each of the Rogers and the Cronks of the rights of first refusal pursuant to the Right of First Refusal Agreements and the exercise of Holdings' rights thereunder. The Bank Consents are necessary because the Shares beneficially owned by each of the Rogers and the Cronks have been previously pledged to BOA to secure certain indebtedness.

          Another condition of Closing is that the Issuer shall have entered into an agreement amending its distribution agreement with Ben & Jerry's Homemade, Inc. ("Ben & Jerry's") (the "Ben & Jerry's Consent). It is necessarry to enter into this agreement so that the Issuer will not be required to pay a termination or other fee to Ben & Jerry's as a result of the acquisition by Holdings of the beneficial ownership of the Shares as contemplated by Purchase Agreement, Warrant Agreement and Right of First Refusal Agreements.

          It is also a condition of Closing that the Issuer shall have entered into an agreement amending its rights agreement with First Interstate Bank of California (the "Rights Amendment"). Pursuant to such agreement, Holdings will be allowed to acquire beneficial ownership of Shares pursuant to the Purchase Agreement, Warrant Agreement and Right of First Refusal Agreements without causing the rights issued pursuant to the Rights Agreement to become exercisable.

          The above descriptions of the Purchase Agreement, Warrant Agreement, Right of First Refusal Agreements, Registration Rights Agreement, GE Amendment, Bank Consents, Ben & Jerry's Consent and Rights Agreement set forth in this
Item 6 and in Items 4 and 5 are summaries, and the complete text of each such agreement is set forth in Exhibit 10.1 which is incorporated herein by reference.

          Except as set forth herein, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.




                               Page 8 of 10 Pages

         10.1 Stock and Warrant Purchase Agreement dated as of May 6, 1994 by and between Nestle Holdings, Inc. and Dreyer's Grand Ice Cream, Inc. (Exhibit 2.1(1)).

          24   Power of Attorney

          99 Joint Filing Agreement dated as of May 16, 1994 by and between Nestle Holdings, Inc. and Nestle S.A. relating to the filing of a joint statement on Schedule 13D.


- ----------------------------

(1) Incorporated by reference to the designated exhibit to the Issuer's Current Report on Form 8-K filed under Commission File No. 0-14190 on May 9, 1994.



                               Page 9 of 10 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                              NESTLE HOLDINGS, INC.



                              By:  /s/ Mario A. Corti
                                   ----------------------------------------
                                    Name:  Mario A. Corti
                                    Title:  Senior Vice President - Finance



                              NESTLE S.A.



                              By:  /s/ James H. Ball attorney in fact for
                                   ----------------------------------------
                                    Name: H.P. Frick
                                    Title: Senior Vice President and
                                           General Counsel of Nestle S.A.




Dated:  May 16, 1994



                              Page 10 of 10 Pages

                                   SCHEDULE I

                              NESTLE HOLDINGS, INC.
                        EXECUTIVE OFFICERS AND DIRECTORS




Name                     Present Business Address           Present Principal Occupation                 Citizenship
- ----                     ------------------------           ----------------------------                 -----------

Joseph M. Weller         Nestle Holdings, Inc.              President and Chief                          United States
                     c/o Nestle USA, Inc.
                         800 North Brand Boulevard          Executive Officer
                         Glendale, CA 91203

James H. Ball            Nestle Holdings, Inc.              Senior Vice President, Secretary and         United States
                     c/o Nestle USA, Inc.
                         800 North Brand Boulevard          General Counsel
                         Glendale, CA 91203

Mario A. Corti           Nestle Holdings, Inc.              Senior Vice President                        Switzerland
                     c/o Nestle USA, Inc.
                         800 North Brand Boulevard          (Finance)
                         Glendale, CA 91203

Alexander Spitzer        Nestle Holdings, Inc.              Senior Vice President                        United States
                     c/o Nestle USA, Inc.
                         Five High Ridge Park               (Tax)
                         Stamford, CT 06905

Kenneth L. Jalen         Nestle Holdings, Inc.              Vice President and Treasurer                 United States
                     c/o Nestle USA, Inc.
                         30003 Bainbridge Road
                         Solon, OH 44139

Simon Jones              Nestle Holdings, Inc.              Vice President                               United States
                         Five High Ridge Park
                         Stamford, CT 06905

Mark E. Siegal           Nestle Holdings, Inc.              Vice President                               United States
                         Five High Ridge Park
                         Stamford, CT 06905



DIRECTORS

Timm F. Crull            Nestle Holdings, Inc.              Chairman of Nestle Holdings, Inc.            United States
                     c/o Nestle USA, Inc.
                         800 North Brand Boulevard
                         Glendale, CA 91203

Reto F. Domeniconi       Nestle S.A.                        Executive Vice President,                    Switzerland
                         Avenue Nestle 55                   Finance, Control and Administration
                         CH-1800                            of Nestle S.A.
                         Vevey, Switzerland

Robert D. Carpenter      Nestle S.A.                        Senior Vice President of Nestle S.A.         United States
                         Avenue Nestle 55
                         CH-1800
                         Vevey, Switzerland





                                   NESTLE S.A.
                        EXECUTIVE OFFICERS AND DIRECTORS





Name                     Present Business Address           Present Principal Occupation                 Citizenship
- ----                     ------------------------           ----------------------------                 -----------

EXECUTIVE OFFICERS

Helmut Maucher           Nestle S.A.                        Chairman and                                 Germany
                         En Bergere                         Chief Executive Officer
                         CH-1800
                         Vevey, Switzerland

Reto F. Domeniconi       Nestle S.A.                        Executive Vice President                     Switzerland
                         Avenue Nestle 55                   Finance, Control and Administration
                         CH-1800
                         Vevey, Switzerland

Peter Brabeck            Nestle S.A.                        Executive Vice President                     Austria
                         Avenue Nestle 55                   Strategic Business Group 2
                         CH-1800
                         Vevey, Switzerland

Jose Daniel              Nestle S.A.                        Executive Vice President                     Spain
                         Avenue Nestle 55                   Pharma & Cosmetics
                         CH-1800                            Purchasing and Export
                         Vevey, Switzerland

Felix R. Braun           Nestle S.A.                        Executive Vice President                     Switzerland
                         Avenue Nestle 55                   Zone 3
                         CH-1800
                         Vevey, Switzerland

Timm F. Crull            Nestle Hildings, Inc.              Chairman of Nestle Holding, Inc.             United States
                     c/o Nestle USA, Inc.
                         800 North Brand Boulevard
                         Glendale, CA

Michael W.O. Garrett     Nestle S.A.                        Executive Vice President                     Austria/Britain
                         Avenue Nestle 55                   Zone 2
                         CH-1800
                         Vevey, Switzerland

Rupert Gasser            Nestle S.A.                        Executive Vice President                     Switzerland/Austria
                         Avenue Nestle 55                   Strategic Business Group 1
                         CH-1800
                         Vevey, Switzerland

Ramon Masip              Nestle S.A.                        President and                                Spain
                         Avenue Nestle 55                   Chief Executive Officer -
                         CH-1800                            Food
                         Vevey, Switzerland

B.E. Suter               Nestle S.A.                        Executive Vice President                     Switzerland
                         Avenue Nestle 55                   of Nestec Ltd.
                         CH-1800                            Research & Development
                         Vevey, Switzerland

Philippe H. Veron        Nestle S.A.                        Executive Vice President                     France
                         Avenue Nestle 55                   Zone 1
                         CH-1800
                         Vevey, Switzerland


DIRECTORS

Helmut Maucher           Nestle S.A.                        Chairman and Chief                           Germany
                         En Bergere                         Executive Officer of
                         CH-1800                            Nestle S.A.
                         Vevey, Switzerland




Rainer E. Gut            Credit Suisse                      Chairman of the Board                        Switzerland
                         P.O. Box                           of Credit Suisse
                         CH-8021 Zurich
                         Switzerland

Fritz Leutwiler          Leutwiler and Partner AG           President of Leutwiler and                   Switzerland
                         Genferstrasse 2                    Partner AG
                         CH-8002 Zurich
                         Switzerland

Bruno de Kalbermatten    Bobst S.A.                         Chairman and Chief                           Switzerland
                         Case postale                       Executive Officer of
                         CH-1001 Lausanne                   Bobst S.A.
                         Switzerland

Fritz Gerber             "Zurich" Compagnie                 Chairman of the Board                        Switzerland
                         d' Assurances                      of "Zurich" Compagnie
                         Mythenqual 2                       d' Assurances
                         CH-8002 Zurich
                         Switzerland

Pierre A. Lalive         University of Geneva               Attorney and Professor at                    Switzerland
                         20, rue Senebier                   University of Geneva
                         CH-1211 Geneve 12
                         Switzerland

Jean-Pierre Meyers       L'Oreal                            Director of L'Oreal                          France
                         41, Rue Martre
                         F-92117 Clichy-Cedex
                         France

Lucia Santa Cruz Sutil   Chilean Catholic University        Professor of Modern History at               Chile
                         of Santiago de Chile               Chilean Catholic University of
                         El Rincon 12334                    Santiago de Chile
                         La Dehesa
                         Santiago de Chile

Stephan Schmidheiny      Anova Holding S.A.                 Chairman of the Board                        Switzerland
                         Hurdnerstrasse 10                  of Anova Holding S.A.
                         CH-8640 Hurden
                         Switzerland

Vreni Spoerry            Claridenstrasse 3                  Vice President                               Switzerland
                         CH-8810 Horgen                     Schweizer Verband
                         Switzerland                        Volksdienst
                                                            Member of Swiss
                                                            Parliament

Robert Studer            U.B.S. Group                       President of the U.B.S. Group                Switzerland
                         Bahnhofstasse 45
                         CH-8001 Zurich
                         Switzerland

Paul A. Volcker          James D. Wolfensohn Inc.           Chairman of James D. Wolfensohn, Inc.        United States
                         599 Lexington Avenue
                         New York, NY  10022

Walter G. Frehner        Societe de Banque Suisse           Chairman of the Board of                     Switzerland
                         Aeschenplatz 6                     Societe de Banque Suisse
                         CH-4002 Basel
                         Switzerland

Peter Bockli             Bockli & Thomann                   Law Professor and Lawyer at                  Switzerland
                         Case postale 2348                  Bockli & Thomann
                         CH-4002 Basel
                         Switzerland

David de Pury            ABB Asea Brown                     Co-Chairman of the Board                     Switzerland
                          Boveri AG                         of ABB Asea Brown Boveri AG
                         Case postale 8131
                         CH-8050 Zurich
                         Switzerland


                                  EXHIBIT LIST


    24    Power of Attorney


    99 Joint Filing Agreement dated as of May 16, 1994 by and between Nestle Holdings, Inc. and Nestle S.A. relating to the filing of a joint statement on Schedule 13D.